U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Morgan Creek Global Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

301 West Barbee Chapel Road,

Chapel Hill, NC 27517

Telephone Number (including area code): (919) 933-4004

Name and address of agent for service of process:

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, DE 19808

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

NOTICE

A copy of the Agreement and Declaration of Trust of Morgan Creek Global Funds (the “Trust”), together with all amendments thereto, is on file with the Secretary of the State of Delaware and notice is hereby given that this Notification of Registration is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Notification of Registration are not binding upon any of the Trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Chapel Hill and State of North Carolina on the 28th day of September, 2012.

Morgan Creek Global Funds

By: /s/ Mark W. Yusko
Mark W. Yusko Chairman, President and Trustee

Attest:

By: /s/ Mark B. Vannoy

Mark B. Vannoy

Treasurer